Exhibit 99.1
Home Inns Reports Second Quarter 2010 Financial Results
Revenues Increased 26% Year over Year to RMB 807 Million
Net Operating Cash Flow up 55% Year over Year to RMB 280 Million
Shanghai, August 10, 2010 — Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its unaudited financial results for the second quarter ended June 30, 2010.
Second Quarter 2010 Financial Highlights
•	Total revenues for the second quarter increased 25.7% year over year to RMB 806.9 million (US$119.0 million), at the higher end of the guidance range of RMB 790 million to RMB 810 million.

•
Net income attributable to Home Inns’ shareholders for the quarter was RMB 135.8 million (US$20.0 million), including share-based compensation expenses of RMB 14.0 million (US$2.1 million), gain on buy-back of convertible bonds of RMB 2.0 million (US$0.3 million) and foreign exchange loss of RMB 0.5 million (US$0.07 million). This compares to a net income attributable to Home Inns’ shareholders of RMB 100.4 million (US$14.7 million) in the second quarter of 2009, which included gain on buy-back of convertible bonds of RMB 46.5 million (US$6.8 million), share-based compensation expenses of RMB 6.4 million (US$0.9 million) and foreign exchange loss of RMB 0.3 million (US$0.04 million).

•
Income from operations for the quarter was RMB 173.9 million (US$25.6 million), compared to that of RMB 67.7 million (US$9.9 million) in the same period of 2009. Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 188.0 million (US$27.7 million) for the quarter, compared to RMB 74.1 million (US$10.9 million) in the same period of 2009.

•
EBITDA (non-GAAP) for the quarter was RMB 261.6 million (US$38.6 million). Excluding gain from buy-back of convertible bonds, foreign exchange loss and share-based compensation expenses, adjusted EBITDA (non-GAAP) for the quarter was RMB 274.2 million (US$40.4 million), compared to RMB 149.0 million (US$21.8 million) in the same period of 2009, representing a year-over-year increase of 84.0%.

•	Diluted earnings per ADS for the quarter were RMB 3.18 (US$0.47), while adjusted diluted earnings per ADS (non-GAAP) for the quarter were RMB 3.52 (US$0.52).
Diluted earnings per ADS and adjusted diluted earnings per ADS (non-GAAP) exclude gain on buy-back of convertible bonds. Adjusted diluted earnings per ADS (non-GAAP) also exclude foreign exchange loss and share-based compensation expenses. Please refer to “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.
“We have once again delivered a solid quarter. The performance of our entire network improved both year over year and sequentially across all key measures, and our Shanghai-based hotels brought in a better-than-expected premium from the Shanghai World Expo,” said Mr. David Sun, Home Inns’ Chief Executive Officer. “Our strong results were supported by the steady Chinese economic recovery and increasing domestic travel. Our overall occupancy rate for the quarter exceeded 96% even as we put into effect price increases at the majority of our mature hotels.”

Operational Highlights
•
During the second quarter of 2010, Home Inns opened a net of 36 franchised-and-managed hotels. As of June 30, 2010, the Home Inns hotel chain operated 674 hotels across 126 cities in China, of which 390 were leased-and-operated hotels, including one H Hotel (Home Inns’ premium brand hotel), and 284 were franchised-and-managed hotels. The average number of guest rooms per hotel was 116.

•	In addition, Home Inns had 34 leased-and-operated hotels and 64 franchised-and-managed hotels contracted or under construction as of June 30, 2010.

•
As of June 30, 2010, Home Inns had 3.02 million active non-corporate members, representing a 62% increase from 1.87 million as of June 30, 2009. Room nights sold to non-corporate members consistently represent over 50% of total room nights sold.

•
The occupancy rate for all hotels in operation was 96.4% in the second quarter of 2010, compared with 92.4% in the same period in 2009 and 90.5% in the previous quarter. The year-over-year increase was mainly due to continued improvements and stabilization in macroeconomic conditions in China and a less dilutive impact due to fewer new hotels opened this year. The sequential increase in occupancy resulted from normal seasonality as business activities increased from the first quarter post Chinese New Year.

•
RevPAR, defined as revenue per available room, was RMB 171 in the second quarter of 2010, compared with RMB 148 in the same period in 2009 and RMB 144 in the previous quarter. The RevPAR increase year over year was attributable to a higher occupancy rate as well as a higher average daily rate, or ADR. Starting in the middle of March 2010 and continuing throughout the second quarter, upward price adjustments were implemented at most of the mature hotels.

•
RevPAR for Home Inns’ hotels that had been in operation for at least 18 months was RMB 176 for the second quarter of 2010, compared to RMB 152 for the same group of hotels in the second quarter of 2009. This positive comparison was attributable to both higher occupancy rate and higher ADR.

“As we continue to ramp up our development activities following the economic slow-down that lasted throughout the first half of 2009, our new hotel pipeline has become more robust. Based on current visibility, we are confident to open net 65-70 leased-and-operated hotels and 130-135 franchised-and-managed hotels in 2010,” continued Mr. Sun. “Our cash performance continued to strengthen. For the past five quarters, we have generated positive operating cash flow minus capital expenditures allowing us to self-fund a profitable growth strategy now and well into the foreseeable future.”
Second Quarter 2010 Financial Results
For the second quarter of 2010, Home Inns’ total revenues increased by 25.7% year over year to RMB 806.9 million (US$119.0 million).
Total revenues from leased-and-operated hotels for the second quarter of 2010 were RMB 743.8 million (US$109.7 million), representing a 22.1% increase year over year and a 16.7% increase sequentially. The increases were driven by improving performance by a greater number of mature hotels with higher RevPAR, while the sequential increase was also particularly due to a seasonally higher occupancy rate.

Total revenues from franchised-and-managed hotels for the second quarter of 2010 were RMB 63.1 million (US$9.3 million), representing a 91.8% increase year over year and a 37.8% increase sequentially. Revenues from franchised-and-managed hotels for the quarter increased as a result of the larger number of such hotels in operation, as well as higher RevPAR. Home Inns opened a net of 36 new franchised-and-managed hotels during the second quarter of 2010.
Total operating costs and expenses for the second quarter of 2010 were RMB 584.1 million (US$86.1 million). Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter increased 7.9% from the same quarter last year to RMB 570.1 million (US$84.1 million), representing 70.7% of total revenues.
Total leased-and-operated hotel costs for the second quarter of 2010 were RMB 517.7 million (US$76.3 million), representing 69.6% of the leased-and-operated hotel revenues. This compared to 79.8% for the same quarter in 2009 and 81.9% for the previous quarter. The decrease year over year in leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenue was primarily due to an increased revenue base and lower pre-opening expenses from fewer hotels under construction in the quarter. The sequential decrease in percentage was mainly due to the larger revenue base and seasonally lower utility costs.
Sales and marketing expenses for the second quarter of 2010 were RMB 8.6 million (US$1.3 million), or 1.1% of total revenues, an increase of 63.5% year over year and an increase of 14.7% sequentially. The year-over-year increase resulted mainly from marketing costs related to the Shanghai World Expo and our corporate initiatives to focus more resources on member loyalty programs. During the economic down-turn in 2009, marketing activities were kept at minimum levels.
General and administrative expenses for the second quarter of 2010 were RMB 57.9 million (US$8.5 million). General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB 43.8 million (US$6.5 million), or 5.4% of the total revenues, compared with 5.8% of the total revenues in the same period of 2009 and 6.0% in the previous quarter.
The above resulted in income from operations for the quarter of RMB 173.9 million (US$25.6 million). Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 188.0 million (US$27.7 million), compared to an income from operations of RMB 74.1 million (US$10.9 million) in the same period of 2009 and an income from operations of RMB 71.0 million (US$10.4 million) in the previous quarter. The main reasons for the increase in income from operations year over year were higher revenues and better leased-and-operated hotel expense ratios, while the main reason for the sequential increase in income from operations was higher RevPAR in the quarter.
EBITDA (non-GAAP) for the second quarter of 2010 was RMB 261.6 million (US$38.6 million). Excluding gain on buy-back of convertible bonds, foreign exchange loss and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB 274.2 million (US$40.4 million), or 34% of total revenues, representing an increase of 84% from the same period a year ago and a margin rate improvement of 10.8 percentage points year over year.
Net income attributable to Home Inns’ shareholders for the quarter was RMB 135.8 million (US$20.0 million). Adjusted net income attributable to Home Inns’ shareholders (non-GAAP), which excludes gain on buy-back of convertible bonds, share-based compensation expenses and foreign exchange loss, was RMB 148.4 million (US$21.9 million) for the second quarter of 2010, compared with a net income of RMB 60.6 million (US$8.9 million) from the same period a year ago.

For the second quarter of 2010, basic earnings per share were RMB 1.69 (US$0.25), while diluted earnings per share were RMB 1.59 (US$0.23). Basic earnings per ADS were RMB 3.37 (US$0.50), while diluted earnings per ADS were RMB 3.18 (US$0.47). Excluding share-based compensation expenses, gain on buy-back of convertible bonds and foreign exchange loss, adjusted basic earnings per share (non-GAAP) were RMB 1.84 (US$0.27), while adjusted diluted earnings per share (non-GAAP) were RMB 1.76 (US$0.26). Adjusted basic earnings per ADS (non-GAAP) were RMB 3.69 (US$0.54), and adjusted diluted earnings per ADS (non-GAAP) were RMB 3.52 (US$0.52).
Net operating cash flow for the second quarter of 2010 was RMB 280.0 million (US$41.3 million) representing a 55.1% increase from the second quarter of 2009. Capitalized expenditures for the quarter were RMB 90.0 million (US$13.3 million), while related cash paid for capital expenditures during the quarter was RMB 36.9 million (US$5.4 million).
At the end of the second quarter of 2010, Home Inns had cash and cash equivalents of RMB 913.4 million (US$134.7 million), and the outstanding balance of its convertible bonds was RMB 159.0 million (US$23.4 million) including principal and accrued interest. During the second quarter of 2010, Home Inns repurchased and retired RMB 165.3 million (US$24.4 million) of its convertible bonds.
Outlook for Third Quarter of 2010
Home Inns expects its total revenues in the third quarter of 2010 to be in the range of RMB 875 million (US$129.0 million) to RMB 895 million (US$132.0 million), representing a 20-23% year-over-year increase. This forecast reflects Home Inns’ current and preliminary view, which is subject to change.
Conference Call Information
Home Inns’ management will hold an earnings conference call at 9 PM on August 10, 2010 U.S. Eastern Daylight Time (9 AM on August 11, 2010 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	+10-800-130-0399
Hong Kong:	+852-3002-1672
U.S. (toll free):	+1-866-543-6408
U.S. and International:	+1-617-213-8899

Passcode for all regions:	Home Inns
A replay of the conference call may be accessed by phone at the following numbers until the end of August 18, 2010 U.S. Eastern Daylight Time.

U.S. toll free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	70694065
Live and archived webcasts of this conference call will be available at http://english.homeinns.com.

About Home Inns
Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor do we purport it to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.
Non-GAAP Financial Measures
To supplement Home Inns’ unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: total operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based expenses, adjusted net income attributable to shareholders excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds, adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds, EBITDA and adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Home Inns believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity and both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns’ operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Home Inns’ operational and financial performance with industry peers.
One of the limitations of using non-GAAP adjusted gross profit, adjusted EBITDA and adjusted net income is that they do not include all items that impact Home Inns’ net income for the period. These non-GAAP measures exclude share-based compensation expenses, which have been and will continue to be a significant recurring expense in its business. In addition, its EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Home Inns computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.
The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns’ future results will be unaffected by other charges and gains Home Inns considers to be outside the ordinary course of its business.
For investor and media inquiries, please contact:
Ethan Ruan
Home Inns & Hotels Management Inc.
Tel: +86-21-3401-9898 x2004
Email: zjruan@homeinns.com
Tom Evrard
FD Beijing
Tel: +86-10-8591-1951
Email: tom.evrard@fd.com

Home Inns & Hotels Management Inc.
Unaudited Condensed Consolidated Balance Sheet

	December 31, 2009	June 30, 2010
	RMB '000	RMB '000	US$ '000
ASSETS
Current assets:
Cash and cash equivalents	829,592	913,433	134,695
Accounts receivable	32,069	46,177	6,809
Receivables from related parties	3,136	8,343	1,230
Consumables	15,319	13,610	2,007
Prepayments and other current assets	53,054	65,643	9,680
Deferred tax assets, current	38,918	37,987	5,602

Total current assets	972,088	1,085,193	160,023

Property and equipment, net	1,905,307	1,873,355	276,245
Goodwill	390,882	390,882	57,639
Intangible assets, net	43,184	41,475	6,116
Other assets	33,861	40,260	5,937
Deferred tax assets, non-current	109,626	110,312	16,267

Total assets	3,454,948	3,541,477	522,227

LIABILITIES
Current liabilities:
Accounts payable	21,654	21,705	3,201
Payables to related parties	3,815	3,951	583
Short-term borrowings	—	24,900	3,672
Convertible bond, current	363,506	159,007	23,447
Salaries and welfare payable	103,667	93,921	13,850
Income tax payable	61,764	64,879	9,567
Other taxes payable	15,361	16,968	2,502
Deferred revenues	57,232	65,177	9,611
Accruals for customer reward program	13,331	15,812	2,332
Other unpaid and accruals	67,502	54,128	7,982
Other payables	217,798	249,748	36,826

Total current liabilities	925,630	770,196	113,573

Deferred rental	155,612	163,162	24,060
Deferred revenues, non-current	45,240	49,385	7,282
Deposits	20,735	25,706	3,791
Unfavorable lease liability	14,585	13,898	2,049
Deferred tax liability, non-current	11,577	11,093	1,636

Total liabilities	1,173,379	1,033,440	152,391

Commitments and contingencies

Shareholders’ equity

Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 80,303,510 and 80,772,824 shares issued and outstanding as of December 31, 2009 and June 30, 2010, respectively)	3,209	3,225	476
Additional paid-in capital	1,798,086	1,839,285	271,221
Statutory reserves	67,591	67,591	9,967
Retained earnings	399,218	581,112	85,691

Total Home Inns shareholders’ equity	2,268,104	2,491,213	367,355

Noncontrolling interests	13,465	16,824	2,481

Total shareholders’ equity	2,281,569	2,508,037	369,836

Total liabilities and shareholders’ equity	3,454,948	3,541,477	522,227

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.7815 on June 30, 2010, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended
	June 30, 2009	March 31, 2010	June 30, 2010
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
Revenues:
Leased-and-operated hotels	609,136	637,073	743,754	109,674
Franchised-and-managed hotels	32,930	45,825	63,145	9,311

Total revenues	642,066	682,898	806,899	118,985
Less: Business tax and related surcharges	(39,507)	(41,942)	(48,842)	(7,202)

Net revenues	602,559	640,956	758,057	111,783

Operating costs and expenses:
Leased-and-operated hotel costs —
Rents and utilities	(186,668)	(223,723)	(197,839)	(29,173)
Personnel costs	(114,950)	(116,702)	(128,961)	(19,017)
Depreciation and amortization	(69,833)	(79,982)	(75,487)	(11,131)
Consumables, food and beverage	(42,811)	(36,791)	(38,920)	(5,739)
Others	(71,871)	(64,579)	(76,481)	(11,278)

Total leased-and-operated hotel costs	(486,133)	(521,777)	(517,688)	(76,338)

Sales and marketing expenses	(5,243)	(7,474)	(8,574)	(1,264)
General and administrative expenses*	(43,474)	(50,058)	(57,861)	(8,532)

Total operating costs and expenses	(534,850)	(579,309)	(584,123)	(86,134)

Income from operations	67,709	61,647	173,934	25,649

Interest income	1,002	1,615	1,780	262
Interest expense	(3,142)	(435)	(293)	(43)
Gain on buy-back of convertible bond	46,540	500	1,980	292
Other non-operating income	4,672	2,352	10,004	1,475
Foreign exchange loss, net	(262)	(319)	(504)	(74)

Income before income tax expense and noncontrolling interests	116,519	65,360	186,901	27,561

Income tax expense	(15,144)	(17,796)	(49,213)	(7,257)

Net income	101,375	47,564	137,688	20,304

Less:Net income attributable to noncontrolling interests	(943)	(1,512)	(1,847)	(272)

Net income attributable to Home Inns’ shareholders	100,432	46,052	135,841	20,032

Earnings per share
— Basic	1.37	0.57	1.69	0.25

— Diluted	0.70	0.54	1.59	0.23

Weighted average ordinary shares outstanding
— Basic	73,347	80,330	80,517	80,517

— Diluted	77,983	84,873	84,364	84,364

* Share-based compensation expense was included in the statement of operations as follows:

General and administrative expenses	6,430	9,361	14,035	2,070
Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.7815 on June 30, 2010, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended June 30, 2010
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(517,688)	64.2%	—	0.0%	(517,688)	64.2%
Sales and marketing expenses	(8,574)	1.1%	—	0.0%	(8,574)	1.1%
General and administrative expenses	(57,861)	7.2%	14,035	1.7%	(43,826)	5.4%

Total operating costs and expenses	(584,123)	72.4%	14,035	1.7%	(570,088)	70.7%

Income from operations	173,934	21.6%	14,035	1.7%	187,969	23.3%

	Quarter Ended June 30, 2010
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	US$ ’000		US$ ’000		US$ ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(76,338)	64.2%	—	0.0%	(76,338)	64.2%
Sales and marketing expenses	(1,264)	1.1%	—	0.0%	(1,264)	1.1%
General and administrative expenses	(8,532)	7.2%	2,070	1.7%	(6,462)	5.4%

Total operating costs and expenses	(86,134)	72.4%	2,070	1.7%	(84,064)	70.7%

Income from operations	25,649	21.6%	2,070	1.7%	27,719	23.3%

	Quarter Ended March 31, 2010
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(521,777)	76.4%	—	0.0%	(521,777)	76.4%
Sales and marketing expenses	(7,474)	1.1%	—	0.0%	(7,474)	1.1%
General and administrative expenses	(50,058)	7.3%	9,361	1.4%	(40,697)	6.0%

Total operating costs and expenses	(579,309)	84.8%	9,361	1.4%	(569,948)	83.5%

Income from operations	61,647	9.0%	9,361	1.4%	71,008	10.4%

	Quarter Ended June 30, 2009
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(486,133)	75.7%	—	0.0%	(486,133)	75.7%
Sales and marketing expenses	(5,243)	0.8%	—	0.0%	(5,243)	0.8%
General and administrative expenses	(43,474)	6.8%	6,430	1.0%	(37,044)	5.8%

Total operating costs and expenses	(534,850)	83.3%	6,430	1.0%	(528,420)	82.3%

Income from operations	67,709	10.6%	6,430	1.0%	74,139	11.6%

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.7815 on June 30, 2010, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	June 30, 2009	March 31, 2010	June 30, 2010
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to Home Inns’ shareholders (GAAP)	100,432	46,052	135,841	20,032

Foreign exchange loss, net	262	319	504	74

Share-based compensation	6,430	9,361	14,035	2,070

Gain on buy-back of convertible bond	(46,540)	(500)	(1,980)	(292)

Adjusted net income attributable to Home Inns’ shareholders (Non-GAAP) (Net income attributable to Home Inns’ shareholders excluding foreign exchange loss, share-based compensation and gain on buy-back of convertible bond)	60,584	55,232	148,400	21,884

	Quarter Ended
	June 30, 2009	March 31, 2010	June 30, 2010
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Earnings per share (GAAP)
— Basic	1.37	0.57	1.69	0.25

— Diluted	0.70	0.54	1.59	0.23

Weighted average ordinary shares outstanding
— Basic	73,347	80,330	80,517	80,517

— Diluted	77,983	84,873	84,364	84,364

Adjusted earnings per share (Non-GAAP) (Earnings per share excluding foreign exchange loss, share-based compensation and gain on buy-back of convertible bond)
— Basic	0.83	0.69	1.84	0.27

— Diluted	0.78	0.65	1.76	0.26

Weighted average ordinary shares outstanding
— Basic	73,347	80,330	80,517	80,517

— Diluted	77,983	84,873	84,364	84,364

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.7815 on June 30, 2010, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	June 30, 2009	March 31, 2010	June 30, 2010
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income attributable to Home Inns’ shareholders	100,432	46,052	135,841	20,032
Interest income	(1,002)	(1,615)	(1,780)	(262)
Interest expenses	3,142	435	293	43
Income tax expense	15,144	17,796	49,213	7,257
Depreciation and amortization	71,177	83,008	78,076	11,513

EBITDA (Non-GAAP)	188,893	145,676	261,643	38,583

Foreign exchange loss, net	262	319	504	74

Share-based compensation	6,430	9,361	14,035	2,070

Gain on buy-back of convertible bond	(46,540)	(500)	(1,980)	(292)

Adjusted EBITDA (Non-GAAP) (EBITDA excluding foreign exchange loss, share-based compensation and gain on buy-back of convertible bond)	149,045	154,856	274,202	40,435

%of total revenue	23.2%	22.7%	34.0%	34.0%

Home Inns & Hotels Management Inc.
Operating Data

	As of and for the quarter ended
	June 30, 2009	March 31, 2010	June 30, 2010

Total Hotels in operation:	547	638	674
Leased-and-operated hotels	369	390	390
Franchised-and-managed hotels	178	248	284
Total rooms	63,968	74,256	78,231
Occupancy rate (as a percentage)	92.4%	90.5%	96.4%
Average daily rate (in RMB)	160	159	177
RevPAR (in RMB)	148	144	171
Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	June 30, 2009	June 30, 2010

Total Hotels in operation:	466	466
Leased-and-operated hotels	326	326
Franchised-and-managed hotels	140	140
Total rooms	55,594	55,594
Occupancy rate (as a percentage)	95%	98%
Average daily rate (in RMB)	162	180
RevPAR (in RMB)	152	176
* “Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.
“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.
“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.